

November 20, 2013

<u>Via E-Mail</u>
Patrick Donnelly
Vice President
HudBay Minerals, Inc.
25 York Street, Suite.800
Toronto, Ontario
M5J 2V5, Canada.

> **Re: HudBay Minerals, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-34244**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.3 Management's Discussion and Analysis of Results of Operations and Financial Condition

Non-IFRS Financial Performance Measures

Cash cost per pound of copper sold, page 53

1. We note you present the non-IFRS measure cash cost per pound of copper sold computed by deducting by-product zinc, gold, silver, zinc oxide and other by-product sales. To enhance the disclosures regarding the non-IFRS measure, please provide us with and confirm that in future filings you will revise to provide the following:
   * Disclose cash cost per pound of copper both before and net of by-product revenue.

- Revise the titles used for the non-IFRS measures to be more transparent, such as cash costs before by-product revenue and cash costs net of by-product revenue.
- Present the individual by-product revenue attributable to zinc, gold, silver, zinc oxide and other by-products on both a dollar and per pound basis and reconcile these amounts to total by-product revenue.
- Disclose the reasons why zinc, gold, silver, zinc oxide and other by-products are considered by-products.
- Explain why presenting a cost measure net of revenue is useful to management and to investors. In addition, explain what the measure is intended to depict.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining